UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

4677 Old Ironsides Drive, Suite 190
Santa Clara, CA 95054
(Address of Principal Executive Offices.)

Xiaofeng Peng, Chief Executive Officer

4677 Old Ironsides Drive, Suite 190

Santa Clara, CA 95054

Telephone: +1 408-919-8000

Fax: +1 888-633-0309

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

On September 26, 2019, SPI Energy Co., Ltd. (the “Company”) completed the sale of Sun Roof II S.r.l. and Sun Roof V S.r.l. to Theia Investments (Italy) S.r.l., a company incorporated under the laws of Italy (“Theia”). Sun Roof II S.r.l. owns three rooftop solar projects totaling 1.83 MW located in Sassari, Italy, and Sun Roof V S.r.l. owns a 1 MW rooftop solar project located in Cisterna di Latina, Italy. Theia paid approximately EUR 5.4 million to complete the transaction.

Exhibit 99.1 is a copy of the press release announcing the closing.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated October 1, 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2019

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

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